FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

September/08 – Same-store gross sales move up by 7.6%

São Paulo, Brazil, October 10, 2008. Grupo Pão de Açúcar [NYSE: CBD; BOVESPA: PCAR4 (PN)] announces its September 2008 sales (unaudited preliminary figures). The information presented herein was calculated based on consolidated figures and in Reais, in accordance with Brazilian Corporate Law.

In September, Grupo Pão de Açúcar’s gross sales totaled R$ 1,648.9 million, 19.4% up year-on-year, while net sales increased by 22.8% to R$ 1,437.8 million.

In the same-store concept, gross sales moved up 7.6% y-o-y and net sales by 10.6% . Same-store food sales increased by 4.8% y-o-y and non-food sales by 15.9% . This performance was affected by the calendar effect (one weekend less when compared to the same month last year), which had a negative impact of around 300 basis points.

In the third quarter 2008 as a whole, gross sales totaled R$ 5,055.6 million and net sales came to R$ 4,407.0 million, respective y-o-y growth of 22.4% and 26.0% . Under the same-store concept, gross sales moved up by 10.3% and net sales by 13.6%, due to the increase in the number of customers and in the average ticket.

Year-to-date same-store sales grew by 7.7%, with real growth of 2.1% (deflated by the IPCA - General Index), above the guidance for 2008.

All formats recorded a positive performance in the quarter, led by Extra, CompreBem and Extra-Eletro, all of which recorded growth above the Company average.

Note: Same-store sales figures include only those stores with at least 12 months of operations..	GRUPO PÃO DE AÇÚCAR

Since November 2007, the "all stores" concept has included Assai's sale	Daniela Sabbag
Investor Relations
Statements included in this report regarding the Company's business prospects, the outlook for operating and financial results, and referring to the Company's growth potential are merely projections and were based on Management's expectations regarding the Company's future. These projections are highly dependent on market changes and the performance of Brazil's economy, the industry and the international markets and are, therefore, subject to change.
Phone: + 55 (11) 3886-0421
Fax: + 55 (11) 3884-2677

E-mail: gpa.ri@grupopaodeacucar.com.br
Website: www.gpari.com.br

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 10, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.